January 8, 2009
Via Edgar and Email
Song Brandon, Attorney Advisor
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3608

RE:	Premier Exhibitions, Inc. File No.: 0-07258

Preliminary Proxy Statement on Schedule 14A
Filed on December 29, 2008

Soliciting Materials Filed Pursuant to Rule 14a-12
Filed on December 29, 2008 and January 6, 2009
Dear Ms. Brandon:
     We refer to the above-captioned Preliminary Proxy Statement on Schedule 14A, required by Rule 14a-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and filed by Premier Exhibitions, Inc., a Florida corporation (“Premier” or the “Company”), with the Securities and Exchange Commission, relating to a solicitation of written revocations of consents (the “Consent Revocation Statement”), and to the above-captioned Soliciting Materials Filed Pursuant to Rule 14a-12. We also refer to your letter of January 7, 2009 concerning the staff’s review of the above filings (the “Comment Letter”).
     On behalf of the Company, below please find the Company’s responses to the Comment Letter, numbered to correspond with the staff’s comments contained in the Comment Letter. For the staff’s convenience, we have reprinted the staff’s comments in bold before each of the Company’s responses. In addition, please be advised that, on behalf of the Company, we are filing herewith Amendment No. 1 to the Consent Revocation Statement (“Amendment No. 1”), responding to the staff’s Comment Letter.
Schedule 14A Filed on December 29, 2008
General
1. The EDGAR header tag used to identify your proxy statement is incorrect. You should have filed the preliminary proxy statement with the intention of soliciting in opposition to Sellers Capital LLC’s solicitation with an EDGAR header tag of PREC14A, not PRE 14A. Please contact the SEC’s Filer Support Branch at 202.551.8900 to inquire if this header tag can be retroactively corrected.
Please be advised that the Company is working with its Edgar filing agent to correct the header tag on the Company’s Consent Revocation Statement filed with the Commission on December 29, 2008.
2. We note the following statement appearing in the Letter to Shareholders and on page 5 of your document: “In short, you are being asked to turn over control of the Company to Mr. Sellers. In return, however, Sellers is not providing you with a control premium, nor a clear and concrete path to realizing value for your investment in Premier Exhibitions.” Please provide us with the basis upon which you believe a change in control is occurring. Additionally, please revise this statement to remove the implication that Mr. Sellers is required to pay a premium.
In various places throughout Amendment No. 1, partially in response to this Comment 2 and Comment 3 below, the Company has revised the disclosure regarding shareholders’ election of Sellers’ nominees amounting to a potential “turnover of control” of the Company so that it is clear that if shareholders consent to the election of Sellers’ nominees, then such nominees, whose independence and qualifications have not been properly evaluated by the independent Corporate Governance and Nominating Committee, together with Sellers’ other Board designees, Messrs. Sellers and Hugh Sam, would constitute a majority (six of ten) of the directors on the Board. As a result, if these directors, who will all have been designated solely by Sellers Capital, act in concert to implement Sellers’ agenda, Sellers Capital would be able to exercise significant influence over, if not control, the Company.
As stated in the Company’s letter to the Commission dated January 6, 2009, in the Company’s opinion, Sellers’ Consent Solicitation Statement clearly and repeatedly aligns these “independent” nominees with Sellers Capital, Mr. Sellers and Mr. Hugh Sam, and implies that Sellers’ “plan” for the Company will be implemented by “[Sellers’] nominees, together with [its] two current board member designees.” Based on these statements by Sellers Capital, the Company believes that Sellers Capital, through its ability to designate a majority of the Company’s directors, may be able to significantly influence, if not control, the Company’s operations and developing plans. Please see the Company’s revisions to the Letter to Shareholders, in the last paragraph under “Background of the Consent Solicitation” on page 4, of the Consent Revocation Statement, and under “Your Board Believes That It Is Not in The Best Interests of Shareholders To Turn Over Control of the Company to Directors Selected Solely by Sellers Capital” on page 5 of the Consent Revocation Statement, wherein this point has been explained and clarified.
In addition, the Company has removed any possible implication that Mr. Sellers is required to pay a control premium.

3. Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. Support for opinions or beliefs must be self-evident, disclosed in the proxy statement or provided to the staff. Further, you must refrain from making any insupportable statements. We cite the following statements that, at a minimum, must be supported on a supplemental basis or, at a maximum, require both support and recharacterization as statements of belief or opinion:

•	“If the Sellers Capital Nominees are elected, Sellers may be able to exercise significant influence over, if not control, the Board of Directors.” (page 3).

•	“[The Special Committee concluded that Sellers’ solicitation represents a danger to corporate policy and effectiveness.” (page 5).
The Company acknowledges the staff’s comment and has revised certain statements contained in the Consent Revocation Statement to make it clear that the statements are opinions of the Board or a committee of the Board and to more fully explain the basis for such opinions. In particular, as stated in the Company’s response to the staff’s Comment 2, the Company has revised the disclosure regarding Sellers’ potential to exercise significant influence over the Board if Sellers’ four nominees are elected to the Board, by clarifying that such influence would be possible if such nominees, who have been selected solely by Sellers, and whose independence and qualifications have not been properly evaluated by the Board’s Corporate Governance and Nominating Committee, act in concert with Sellers’ current Board designees to implement Sellers’ agenda. Please refer to the Company’s response to Comment 2.
In addition, the Company has revised the Consent Solicitation Statement to provide the specific reasons the Special Committee of the Company’s Board determined that Sellers’ solicitation is adverse to the corporate policy and effectiveness established by the Board, and the bases therefor, namely:

•	the Special Committee’s investigation and review;

•	the Special Committee’s familiarity with Premier’s historical operations, industry, management and condition;

•	Mr. Geller’s long role with Premier, his in depth knowledge of its industry, operations, activities, assets, legal issues regarding the RMS Titanic salvage award, artifacts and litigation in respect thereof;

•	the potential disruption of Premier’s management and strategic direction that would be caused by a change in CEO at this time; the likelihood that Mr. Geller would have a substantial basis to contest an attempt to terminate his employment for “cause”, a stated intent of Sellers, resulting in potentially expensive and disruptive litigation;

•	the fact that if Mr. Geller were terminated other than for “cause”, he could be entitled to a significant lump sum severance payment of as much as 299 percent of his base salary; the fact that Mr. Geller established to the Committee’s satisfaction that there were credible responses to all of the allegations made by Sellers or that such allegations are a matter of opinion or otherwise are matters that have been previously explained, cured or curable, but in any event do not in the Special Committee’s view clearly constitute “cause” as such term is defined for purposes of Mr. Geller’s employment agreement;

•	the fact that Mr. Geller has taken substantial steps since he was asked to return as the CEO to improve Premier’s operations and cash flows, and has recently submitted a business plan to implement additional efforts in this regard;

•	that the Special Committee believes that Mr. Geller is a diligent, hard working able executive; the fact that additional directors would cause Premier to incur additional compensation costs; and

•	and other considerations that the Special Committee deemed relevant.
Alleged Difficulty in Working With Other Senior Mangers, and No Succession Plan in Place for the CEO, page 6
4. We refer you the Form 8-K filed on December 4, 2008 and specifically to Exhibit 99.1 which appears to contain the resignation notice of Mr. Harold W. Ingalls, your Chief Financial Officer. In that notice, Mr. Ingalls provides that he is resigning due to his inability to work with senior members of management and “[i]n particular, [his] operating mode and organizational approach are not compatible with those of Arnie Geller . . .” Please expand this section to briefly discuss Mr. Ingalls’ submission of a resignation notice and the general contents of the notice.
Pursuant to and in accordance with the staff’s request, we have discussed in appropriate detail, on page 6 of the Consent Revocation Statement, Mr. Ingalls’ resignation and basis therefor, as stated in his notice of revocation.
Cost and Method, page 13
5. We note that in addition to solicitation by mail, directors and officers of the company may solicit by “telephone or other forms of telecommunication.” If such other forms include the Internet, please tell us whether the company plans to solicit via internet chat rooms, and if so, tell us which websites it plans to utilize.
At this time, the Company has no plans to solicit consent revocations from the Company’s shareholders via Internet chat rooms. However, in the event such plans are subsequently formulated, the Company will so advise the staff thereof with all due alacrity.
6. Please be advised that all written soliciting materials, including any scripts to be used in soliciting revocations over the telephone or
e-mail correspondence and information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a- 6(b) and (c). Please confirm your understanding in your response letter.
Please be advised that the Company has been advised of and understands its obligations under Rule 14a-6(b) and (c).
Information Regarding the Participants in This Consent Revocation Solicitation, page 13
7. We note your disclosure generally providing that “each of our directors and certain of our executive officers and other employees may be deemed to be a ‘participant’ in this solicitation of revocations of consents . . . .” Please revise your disclosure to remove doubt as to who is a participant by stating definitively that such person is a participant in the solicitation. Refer to Instruction 3 to Item 4 of Schedule 14A for the definition of a participant.
The Consent Revocation Statement has been revised in accordance with the staff’s Comment 7. All participants have been clearly identified and the reference to “employees” has been deleted. Please note that Mr. Ingalls, the Company’s CFO, has been removed as a participant from the Consent Revocation Statement, because his resignation is effective January 9, 2008, after which time he will no longer be an officer, director or employee of the Company.
Form of Consent Revocation
8. Please revise your proxy statement and form of consent revocation to make clear whether the four persons listed in the proxy materials and on the form of consent revocation as being nominated by management of the Company have consented to being named in the proxy statement. Refer to Exchange Act Rule 14a-4(d) and section ILI of Exchange Act Release No. 31326 (October 16, 1992) for guidance. The rule specifies that a person shall not be deemed to be a bona fide nominee and shall not be named as such unless that person has consented to be named in the proxy statement.
Please be advised that the names of Sellers Capital’s nominees have been removed from the Consent Revocation Statement and from the Consent Revocation Card.
Soliciting Materials Filed January 7, 2009
9. We note the disclosure you provide in response number 2 to Seller Capital’s comments regarding approval of the consent revocation statement. Please revise your proxy statement to provide similar disclosure regarding the special committee’s authority to act on behalf of the full board of the company. Please also include disclosure that directors Mark Sellers and Hugh Sam dissented from the vote authorizing such empowerment to the special committee.
The authority of the Special Committee to act on behalf of the Board has been disclosed in the Consent Revocation Statement. In addition, disclosure that Messers. Sellers and Hugh Sam abstained from voting on the resolutions to form and empower the Special Committee has also been added. See, “Action by the Special Committee of Independent Director” at page 5 of the Consent Revocation Statement.

10. We note the disclosure you provide in response number 15 to Seller Capital’s comments regarding the expiration date of Mr. Thomas Zaller’s employment agreement. Please revise your proxy statement to disclose the expiration dates of the employment agreements you have with Messrs. Arnie Geller and Zaller.
The expiration dates of Messrs. Zaller’s and Geller’s employment agreements have been added to the Consent Revocation Statement at pages 6 and 13, respectively.
     Please find attached hereto a statement from the Company acknowledging certain matters, as requested at the end of your Comment Letter.
     If you have any questions or have additional comments after reviewing Amendment No. 1 or the responses contained herein, please feel free to contact the undersigned or Lina Angelici at (813) 221-2626.

Respectfully submitted,
/s/ William J. Schifino
William J. Schifino, Sr.

cc:    Arnie Geller

PREMIER EXHIBITIONS, INC.
3340 Peachtree Road, Suite 2250
Atlanta, Georgia 30326

January 8, 2009
Via Edgar and Email
Song Brandon, Attorney Advisor
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3608

RE:	Premier Exhibitions, Inc. — File No.: 0-07258

Preliminary Proxy Statement on Schedule 14A
Filed on December 29, 2008

Soliciting Materials Filed Pursuant to Rule 14a-12
Filed on December 29, 2008 and January 7, 2009
Dear Ms. Brandon:
     We refer to the above-captioned Preliminary Proxy Statement on Schedule 14A, required by Rule 14a-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and filed by Premier Exhibitions, Inc., a Florida corporation (“Premier” or the “Company”), with the Securities and Exchange Commission, relating to a solicitation of written revocations of consents (the “Consent Revocation Statement”), and to the above-captioned Soliciting Materials Filed Pursuant to Rule 14a-12 (the “Additional Soliciting Material”). We also refer to your letter of January 7, 2009 concerning the staff’s review of the above filings (the “Comment Letter”).
     This statement is submitted pursuant to your request, at the end of your Comment Letter, that the Company acknowledge the following matters:
•	The Company is responsible for the adequacy and the accuracy of the disclosure in the Information Statement.

•	The staff’s comments, or the Company’s changes to disclosure in response to the staff’s comments, do not foreclose the Commission from taking any action with respect to the Information Statement.

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Arnie Geller
Arnie Geller
Chief Executive Officer and President